Exhibit 99.1

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	James Hardie Industries N.V.

ARBN	097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Folkert H. Zwinkels

Date of appointment	15 August 2003

Part 1 — Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities	11,700 options. Each option confers the right to subscribe for one ordinary share in capital of James Hardie Industries NV at an exercise price of A$6.66 each. Options not exercised by 3 December 2012 expire.

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Note: Provide details of the circumstances giving rise to the relevant interest.

Number & class of Securities	Not applicable

Part 3 — Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 2